Exhibit 99.1

CENOVUS Modern Slavery Report 2023

Introduction:

This report (the Report) is made jointly by Cenovus Energy Inc. and its wholly-owned subsidiaries listed in Schedule “A“ hereto (collectively, the Reporting Entities) pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the Act). This Report constitutes our forced labour and child labour reporting statement for the financial year ending December 31, 2023 (2023). Where this Report refers to “Cenovus”, “we”, “us” or “our”, it is a reference to all the Reporting Entities.

Cenovus Energy Inc. is listed on the Toronto and New York Stock Exchanges and is headquartered in Calgary, Alberta.

Steps to Prevent and Reduce the Risks of Forced Labour and Child Labour in 2023:

In general terms, Cenovus took the following steps during 2023 to prevent and reduce the risk of forced labour or child labour in our business and supply chains:

•

established an internal working group, the Modern Slavery Focus Group, composed of management representatives from Supply Chain Management, Sustainability, Human Resources, Risk & Compliance, Governance and Legal, to continue to review the impact of the Act on Cenovus and assess the effectiveness of the actions taken to address the risks of modern slavery;

•

engaged the services of external counsel to assess the legislative framework and advise Cenovus, and reviewed existing frameworks for management of modern slavery risks, and similar frameworks, applied by Canadian peers; and

•	conducted a thorough review and gap analysis of the current Cenovus mandates, policies and procedures as they relate to risks and responsibilities associated with forced labour and child labour.

Details of the above actions are set out in this Report.

Structure and Operations:

Cenovus is a Canadian-based integrated energy company headquartered in Calgary, Alberta. We are one of the largest Canadian-based crude oil and natural gas producers, with upstream operations in Canada and the Asia Pacific region, and one of the largest Canadian-based refiners and upgraders, with downstream operations in Canada and the United States. We strive to ensure safe and reliable operations across our portfolio, including top-tier health and safety performance.

Our operations involve activities across the full value chain to develop, produce, refine, transport and market crude oil, natural gas, and refined petroleum products in Canada and internationally.

Our upstream operations include oil sands projects in northern Alberta; thermal and conventional crude oil, natural gas and natural gas liquids (NGLs) projects across Western Canada; crude oil production offshore Newfoundland and Labrador; and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading and refining operations in Canada and the U.S., and commercial fuel operations across Canada.

Cenovus has approximately 7,000 employees and 1,500 contractors (collectively, Staff), and additional entities who provide us with goods and services (Suppliers) engaged to deliver services to Cenovus worldwide. Approximately 98% of our Staff are in North America, and less than 2% in China and Indonesia.

Our Staff largely consists of oil and gas professionals, operators in a variety of onshore, offshore, midstream and downstream functions, and corporate knowledge workers, including engineering, information technology and other corporate and administrative professionals.

Canada Operations Conventional:

We have production and operations in a liquids-rich natural gas fairway located along the eastern slopes of the Rocky Mountains in northwestern Alberta and northeastern British Columbia. Cenovus’s Conventional segment includes 100% owned and operated assets rich in NGLs and natural gas within the Elmworth-Wapiti, Kaybob-Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and working interests in numerous other natural gas processing facilities in the area.

Oil Sands and Heavy Oil:

Cenovus has been a pioneer in the advancement of Steam Assisted Gravity Drainage (SAGD) technology since 1997. We have 100% owned and operated producing SAGD oil sands assets in Alberta: Christina Lake, Foster Creek and Sunrise, as well as Saskatchewan: Lloydminster. In addition, we have heavy oil operations in Alberta and Saskatchewan where we use various enhanced oil recovery technologies.

Atlantic Canada Offshore:

We have been working offshore Newfoundland and Labrador for over 40 years. We operate in the Jeanne d’Arc Basin, where we are the majority owner and operator of the White Rose field. This includes our North Amethyst, West White Rose and South White Rose extensions. All our producing fields use the SeaRose floating production, storage and offloading vessel. The West White Rose Project is under development and will access further resources to the west of the field, using a fixed drilling rig tied back to the existing SeaRose FPSO. We are also a co-venturer in the Terra Nova field (operated by Suncor Energy Inc.).

Midstream:

Cenovus holds a 35% interest in Husky Midstream General Partnership and is the operator of approximately 2,300 kilometres of pipeline in the Lloydminster region, 5.9 million barrels of oil storage capacity at Hardisty, Alberta and Lloydminster, Alberta, and other ancillary infrastructure assets. It is responsible for blending Western Canadian Select, the benchmark for heavy Canadian crude oil.

For clarity, this Report covers Cenovus’s operations and activities in its capacity as operator of Husky Midstream General Partnership.

Downstream:

Our 100% owned and operated asphalt refinery in Lloydminster, Alberta produces more than 30 different types and grades of road asphalt from heavy oil. These range from road oils used for dust control to highway-grade asphalt. The asphalt refinery also produces a condensate that is blended with heavy oil production and drilling fluids, a kerosene distillate and gas oil which is processed at the Lloydminster Upgrader into low-sulphur diesel and Husky Synthetic Blend.

Our upgrader in Lloydminster, Saskatchewan was commissioned in 1992 and processes heavy oil from our Lloydminster thermal projects. The synthetic crude produced at this upgrader is used in the production of gasoline and diesel fuels in refineries in Canada and the U.S. The upgrader also produces both low-sulphur diesel and condensate.

United States Operations

Our Lima Refinery located in Lima, Ohio, in the U.S. Midwest, has been in operation for the last 137 years making it the longest continuously operated refinery in the U.S. and produces low-sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products. Lima Refinery’s refined products are transported via pipelines and rail cars to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.

Our Superior Refinery located in Superior, Wisconsin, in the U.S. Midwest, has been part of the Superior community since 1951 and processes light and heavy crude oil from North Dakota and Western Canada. This modernized facility has the capacity to produce a full slate of products for the region, including asphalt, gasoline, and diesel.

Our Toledo Refinery, located near Toledo, Ohio, in the U.S. Midwest, has been operating for more than 100 years and processes light and heavy crude oil from Western Canada and the U.S. This refinery produces gasoline, diesel, jet fuel, petrochemical feedstock and other by-products that are transported via pipelines, railcars, and barge to primary markets in Ohio and surrounding states.

In addition to our wholly-owned refineries listed above, we have a 50% non-operated interest in two U.S. refineries located in Wood River, Illinois and Borger, Texas, in joint venture with the operator Philips 66 (through a related entity of Cenovus Energy Inc. and not a Reporting Entity).

Asia Pacific Region Operations

We have interests in operations and exploration prospects offshore in the Asia Pacific region.

Cenovus has assets in Block 29/26, offshore China. We hold a 49% interest in the Liwan 3-1 and Liuhua 34-2 fields, plus a 75% interest in the Liuhua 29-1 field. All three fields share a subsea production system, subsea pipeline transportation and onshore gas processing infrastructure.

As member of a joint venture, we have interests in producing and developing gas fields in the Madura Strait offshore East Java, Indonesia. These shallow-water fields include the producing BD, MDA, MBH and MAC fields, and the future development of the MDK field. We hold a 40% interest in the joint venture company (an indirect, non-wholly-owned subsidiary of Husky Energy International Corporation and not a Reporting Entity) which develops these projects with operator CNOOC Southeast Asia Limited.

Non-Operated Interests:

Cenovus holds interests in joint-venture assets that are not operated by Cenovus (referred to in this Report as ‘non-operated joint ventures’, or ‘non-operated’ assets or interests, or where assets or interests are operated by a third party ‘operator’). Statements regarding our operations, assets and values apply only to our operated assets, unless stated otherwise. Data for non-operated assets is not presented in this Report, however, this Report includes a description of how we generally approach risks, including with respect to modern slavery, in relation to our interests in non-operated assets and other investments.

Supply Chains

We do business with a wide range of Suppliers, sourcing materials and services locally and globally. Our Suppliers are engaged through our supply chain. We strive to build relationships with Suppliers who align with our values.

Cenovus strives to work with direct Suppliers (tier 1 Suppliers) who operate legally, ethically and responsibly, using risk-based prequalification criteria to assess that they are aligned with our safety and operational integrity requirements, and to protect us from potential legal and reputational risks. Our prequalification assessment includes health, safety, environmental, technical compliance, and financial considerations, among other supply chain management metrics. Our prequalification questionnaire for certain Suppliers domiciled outside of North America includes questions to help us assess human rights and labour practices considerations, with minor exceptions based on localized requirements. We have expanded prequalification criteria to include additional sustainability requirements, focusing to date on safety and environmental practices, which are applied based on company size and global presence.

In 2023, we procured goods and services across a wide range of categories and industry sectors, and are committed to ensuring that our contracting and procurement activities are done in compliance with our policy commitments.

The majority of our Suppliers are domiciled in Canada and the United States, although we appreciate that many of our Suppliers supply us with products that originate from other jurisdictions and all have their own global supply chains. Our 2023 supply chain spend by jurisdiction is represented below, up to December 31, 2023:

The chart below reflects our 2023 global supply chain spend broken out by industry sector, up to December 31, 2023 (excluding the Toledo Refinery, which we recently took over operatorship):

Policies

Our Staff and Suppliers all play a role in ensuring that we carry out our business activities in an ethical, legal and responsible manner. As part of our commitment to the policies and standards set by the Cenovus Board of Directors (Board) and management, Cenovus seeks to work with Staff and Suppliers who share our commitment. We have an expectation that they will uphold our corporate values and where applicable, familiarize themselves with our business conduct policies made available to Suppliers contractually and on our external website, and to Staff on our internal website.

The Cenovus Human Rights Policy, established pursuant to our Code of Business Conduct & Ethics, prohibits all forms of slavery, compulsory and forced labour, human trafficking and child labour in Cenovus’s operated business activities.

The following policies and standards guide our commitment to upholding our ethical responsibilities, and all have global application, across international entities and operated partnerships – specific human rights language is noted:

Policy	Overview	Policy in Action
Anti-Bribery, Anti- Corruption and Anti- Money Laundering Standard	The Anti-Bribery, Anti-Corruption and Anti- Money Laundering Standard affirms Cenovus’ commitment to complying with various anti- bribery, anti-corruption and anti-money laundering laws around the world.	The Anti-Bribery, Anti-Corruption and Anti-Money Laundering Standard applies to all Board and Staff in all jurisdictions in which we operate. For Suppliers, the applicable document is Trade Laws & Acting with Integrity. found on our external website.

Code of Business Conduct & Ethics

The Code of Business Conduct & Ethics confirms Cenovus’s support for the protection of human rights, as per Cenovus’s Human Rights Policy.

Cenovus is committed to fostering an environment where human rights are respected. We support the spirit and intent of human rights legislation and recognize the fundamental importance of human rights.

The Code of Business Conduct & Ethics applies to all Board, Staff and Suppliers in all jurisdictions in which we operate.

Human Rights Policy

The Human Rights Policy sets out our commitment to human rights and reflects our values and behaviours and further supports the sustainable operation of our business.

We are committed to fostering an environment where human rights are upheld and individual dignity is preserved. Cenovus prohibits all forms of slavery, compulsory and forced labour, human trafficking and child labour in its operated business activities.

The Human Rights Policy applies to all Board, Staff and Suppliers in all jurisdictions in which we operate.

Investigations Standard	The Investigations Standard supports our commitment to a safe workplace and establishes an Investigations Committee. The Investigations Committee is responsible for ensuring investigations are conducted in a fair, objective and ethical manner in accordance with Cenovus’s Investigations Process.	The Investigations Standard applies to all Staff of Cenovus, and where specified contractually, and by our policies, standards, and/or applicable law, applies to our Suppliers.

Supply Chain Management Policy

Our Supply Chain Management Policy affirms the guiding principles for the acquisition and management of third-party goods and services with qualified Suppliers to ensure supply chain management activities are conducted in a lawful, safe, fair, ethical and objective manner.

The Supply Chain Management Policy requires Cenovus employees to engage with Suppliers that deliver Cenovus business and sustainability objectives and comply with applicable laws, company policies, customs compliance and our Supplier Code of Business Conduct.

The Supply Chain Management Policy applies to all Staff of Cenovus.

Potential Cenovus Suppliers are required to engage through the Cenovus supply chain management team, who maintain the list of approved and prospective suppliers.

Supplier Code of Business Conduct	The Supplier Code of Business Conduct prohibits the use of child labour, forced labour, human trafficking or slavery by Suppliers.	Subject to contractual exemptions, or under applicable law, the Supplier Code of Business Conduct applies to all Suppliers

Trade Compliance Standard

The Trade Compliance Standard describes the process and responsibilities required to meet Cenovus’s commitment to compliance with trade compliance laws, and addresses the risks associated with those laws.

Human rights and forced and child labour laws prohibit entities and individuals primarily from purchasing goods and conducting business with certain countries, entities or individuals associated with human rights violations or the use of forced or child labour. Under Canadian law, Cenovus is required to track and report on its efforts to ensure its supply chains are free of forced or child labour.

The Trade Compliance Standard applies to all Board and Staff in all jurisdictions in which the company operates. For Suppliers, the applicable document is Trade Laws & Acting with Integrity. found on our external website.

Board Oversight

The Board of Cenovus Energy Inc. approves Cenovus’s Code of Business Conduct & Ethics, which includes our commitment to respecting human rights. Adherence to human rights standards is also set out in our Sustainability Policy, which is overseen by the Board’s Safety, Sustainability and Reserves (SSR) Committee. The SSR Committee oversees the integration of the Sustainability Policy into Cenovus’s practices and behaviours. Cenovus’s Human Rights Policy prohibits all forms of slavery, compulsory and forced labour, human trafficking and child labour in its operated business activities.

Due Diligence Processes

The following is a summary of the due diligence processes undertaken by Cenovus related to assessing risks in its supply chain:

•	the North America Supplier prequalification process collects information about international Suppliers’ human rights practices;

•	procedures are in place for contracted services and materials to ensure consistency of operational integrity regarding procurement and contracting activities;

•	the Counterparty Vetting Group screens Suppliers for issues of bribery, corruption, money laundering, sanctions and fraud among counterparties;

•

standard forms of supply chain contracts used for the procurement of goods and services include requirements for Supplier compliance with applicable laws and Cenovus policies (including the Supplier Code of Business Conduct, which prohibits the use of child labour, forced labour, human trafficking or slavery), and various remedies for breaches; and

•	the Cenovus Investigations Committee has a mandate to review, and where appropriate investigate, allegations of breaches of Cenovus policies that are reported to the Investigations Committee

Identifying Modern Slavery Risks

2023 Gaps and Opportunities

In 2023, Cenovus conducted an extensive review and gap analysis of our current mandates, policies, and procedures as they relate to risks and responsibilities associated with forced labour and child labour. As a result of the gap analysis, Cenovus has identified certain opportunities for further review to help us assess the parts of our business and supply chains that carry a risk of forced labour or child labour being used.

Specifically, Cenovus notes that its annual policy document review cycle and quarterly ethics and compliance policy training process allow Cenovus to continuously review and adjust its policies at regular intervals, and adjust its training topics to address those activities with higher risk. As further information from the Government of Canada is released to provide specific guidance on the Act, such information will be relevant to Cenovus’s targeted policy document and training reviews.

Given our workforce is largely comprised of office workers and skilled oil and gas field workers, and refinery Staff, including unionized Staff, we consider that there is low risk of forced labour or child labour in our direct operations.

Cenovus further notes the opportunity to acquire targeted information about the risk of forced and child labour in our Suppliers’ supply chains and/or the locations of their operations. Our forced labour and child labour risk assessment to date has focused upon the industry sectors of our Suppliers. The assessment was guided by known inherently higher-risk jurisdictions where our Suppliers are domiciled. Given that an estimated 97% of our total Supplier spend is with Suppliers in Canada and the U.S., we consider the overall risk of modern slavery being present with our direct Suppliers to be low. However, we appreciate that many of our Suppliers supply us with products that originate from other jurisdictions, and all have their own global supply chains, and additional work is required to assess and understand this risk.

Managing Modern Slavery Risks

In the past year, Cenovus has commenced a search for a provider of market intelligence on modern slavery issues in supply chains and a review of their capabilities and testing against a sampling of Cenovus current Suppliers has occurred. We are continuing to evaluate providers who may be able to perform these services for Cenovus.

Cenovus’s risk matrix is a standardized tool that assists with the assessment of risks across our asset base and is critical for the successful management of risk in our business. This tool allows us to identify and assess risk. We provide guidance and robust training to Staff so they are able to stay safe and meet our risk management requirements.

Remediation Measures

In 2023, Cenovus has not identified any instances of forced labour or child labour in its operations or supply chain. As a result, it has not had to take any measures to remediate any forced labour or child labour.

We are committed to providing access to effective reporting mechanisms related to concerns arising from compliance with our policies. In addition to our Investigations Standard, our Integrity Helpline is an anonymous way for stakeholders to share their concerns about how we conduct our operations, including concerns that our Staff and Suppliers are not complying with applicable policies.

We have provided warnings and information on our external site to prevent recruitment fraud, and supplied methods to concerned individuals to notify us of persons or organizations suspected of misrepresenting their affiliation with Cenovus for recruitment fraud purposes.

Training

When onboarding new Staff, we provide training regarding our safety commitments, the Code of Business Conduct & Ethics and the Cenovus Operations and Integrity Management System. Cenovus is also committed to improving the capacity of our Staff to understand, identify and manage the risks of modern slavery in our operations and across our supply chains.

On a regular basis, we require mandatory policy, ethics and compliance training for all Staff. The cadence allows Cenovus to continuously review and adjust its training topics to address those activities with higher risk. We provide additional targeted training, as required, to enhance understanding of specific functional and risk areas. Since January 2023, Cenovus has trained over 8,000 Staff1 with regard to risk-based Cenovus policy requirements, including the Cenovus Code of Business Conduct & Ethics.

Assessing Our Effectiveness

Based on our review of our existing policies and practices which address modern slavery risks, Cenovus believes that our operational modern slavery risk is low. We apply due diligence processes to our tier 1 Suppliers that provide goods and services, who are also required to comply with domestic and international laws. Our Staff are predominantly oil and gas professionals, operators and administrative workers located

[1]	Cenovus estimates that policy training cycle outputs may vary in accordance with staffing fluctuations during the course of the year.

in Canada and the U.S. We are satisfied that, as a result of recruitment, remuneration and compliance measures throughout our operations, there is low risk that any of our Staff are at risk of modern slavery. We continue to be guided by our policies and principles in our relationships with our partners, including working with reputable companies, who are required to comply with domestic and international laws.

Cenovus understands that it has a responsibility to assess and report on the risk of modern slavery in its operations and supply chain over the long term. In 2023, we established an internal working group, the Modern Slavery Focus Group, composed of management representatives from Supply Chain Management, Sustainability, Human Resources, Risk & Compliance, Governance and Legal, to continue to review the impact of the Act on Cenovus and assess the effectiveness of the actions taken to address the risks of modern slavery.

The Modern Slavery Focus Group engaged the services of external counsel to assess the legislative framework and advise Cenovus, and has reviewed existing frameworks for management of modern slavery risks, and similar frameworks, applied by Canadian peers. Cenovus continues to assess opportunities to enhance its current framework to manage modern slavery risks.

Looking forward

Preventing and addressing modern slavery risks in our operations and supply chains is an ongoing process that requires continued monitoring and evaluation. Cenovus is committed to conducting its business in a manner that prohibits modern slavery and human trafficking. We expect all Board, Staff and Suppliers working on our behalf to adhere to these principles. Cenovus will continue to respect human rights and act with integrity in our operations and business dealings.

Approval and Attestation

This Report was approved pursuant to subparagraph 11(4)(b)(ii) of the Act by the Board of Cenovus Energy Inc. for all Reporting Entities.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the Report. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the Report is true, accurate and complete in all material respects for the purposes of the Act, for 2023.

I have the authority to bind Cenovus Energy Inc. and the Reporting Entities.

/s/ Jonathan M. McKenzie

Full name: Jonathan M. McKenzie

Title: President & Chief Executive Officer and a Director, Cenovus Energy Inc. Date: February 15, 2024

Schedule “A”

Wholly-owned subsidiaries of Cenovus Energy Inc.:

Bruderheim Energy Terminal Ltd.

Cenovus Clearwater Partnership

Cenovus Edson Partnership

Cenovus Elmworth Partnership

Cenovus Energy Marketing Services Ltd.

Cenovus Kaybob Partnership

Cenovus Wapiti Partnership FCCL Partnership

Husky Atlantic Partnership

Husky Canadian Petroleum Marketing Partnership

Husky Energy International Corporation

Husky Energy Marketing Partnership

Husky Oil Limited Partnership

Sunrise Oil Sands Partnership

As operator for:

Husky Midstream General Partnership*

*	non-majority ownership interest by Cenovus Energy Inc., operator for Husky Midstream General Partnership